Exhibit 99.3

RAIN Treasury Strategy PubCo BUILT ON

Disclaimer This presentation has been prepared by PubCo (the “Company”) solely for informational purposes in connection with a potential private placement of the Company’s securities. The information contained in this presentation has been prepared to assist interested parties in making their own evaluation of the Company and the proposed transaction and for no other purpose. Each reader and prospective investor is strongly encouraged to conduct their own independent investigation and verification of the information, opinions, and financial projections contained herein. This presentation does not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction, nor may it or any part of it form the basis of or be relied upon in connection with any contract or commitment whatsoever. Specifically, this presentation does not constitute a “prospectus” within the meaning of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Any offer or sale of securities will be made only to (i) “accredited investors” as defined in Rule 501 of Regulation D in transactions exempt from registration under Rule 506, and/or (ii) “qualified institutional buyers” as defined in Rule 144A, and will not constitute general solicitation or advertising. The securities have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption . No U . S . federal, state, or foreign securities commission, regulatory authority, or self - regulatory organization has approved, disapproved, endorsed, passed upon, or otherwise determined the merits of the securities described herein or the adequacy or accuracy of this presentation . Any representation to the contrary is unlawful . An investment in the Company’s securities is speculative and involves significant risks, including the risk of complete loss of capital. These risks include, without limitation, extreme volatility in digital asset markets, uncertain classification of digital assets under U.S. securities and commodities laws, potential adverse regulatory or enforcement actions, banking and custodial risks, cybersecurity risks, liquidity risks, and execution risks related to digital asset treasury strategies. The information in this presentation is strictly confidential. The recipient shall keep this presentation and its contents confidential, shall not use it for any purpose other than as expressly authorized by the Company, and shall promptly return or destroy all copies upon request. By accepting delivery of this presentation, the recipient agrees to the foregoing confidentiality requirements and acknowledges that only the representations and warranties contained in definitive transaction documents, when executed, will have legal effect. Certain information contained in this presentation was obtained from various sources, including third parties, and has not been independently verified . No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness, or reasonableness of the information contained herein, and none of the Company, BTIG, LLC (the “Placement Agent”) or any of their respective affiliates, shareholders, directors, officers, employees, agents, advisors, or representatives will be liable (in negligence or otherwise) for any loss arising from any use of this presentation or its contents . This presentation speaks only as of the date hereof and is subject to change without notice . Neither the delivery of this presentation nor any subsequent discussions with the Company or its representatives, including the Placement Agent, shall create any implication that there has been no change in the affairs of the Company after such date . This presentation contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. All statements other than statements of historical fact are forward - looking statements, including, but not limited to, statements regarding the Company’s business strategy, digital asset treasury management, budgets, projected costs, ability to raise capital, regulatory classification of digital assets, and expected returns or performance of digital asset holdings. Forward - looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “potential,” “intend,” “plan,” “seek,” “may,” “will,” and similar terms. Such statements are not guarantees of future performance and involve risks, uncertainties, and assumptions, many of which are beyond the Company’s control, that could cause actual results to differ materially. The Company undertakes no obligation to update such forward - looking statements to reflect future events or circumstances. The recipient acknowledges that it is (a) aware that U.S. securities laws prohibit any person with material, non - public information concerning a company from purchasing or selling securities of such company or communicating such information under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, including Rule 10b - 5. Recipients of this presentation must not construe anything contained herein as constituting financial, investment, legal, tax, or other advice of any kind. Recipients should consult their own advisers as to these matters. For a description of risks relating to an investment in the Company, reference is made to “Risk Factors” in the Appendix to this presentation and risk factors discussed in the Company’s filings with the SEC. Only definitive agreements will contain binding terms, and all other communications (including this presentation) shall be deemed superseded by such agreements. RAIN.one 2

The RAIN Treasury Platform Expected Initial mNAV • 0.95x The only RAIN DAT. Accretive RAIN Acquisition Acquire RAIN at the lowest blended cost to increase RAIN Concentration. Best - In - Class Leadership Matteo Renzi - Former Prime Minister of Italy & Parliament Member. Ofer Malka - Former CEO of a leading Israeli government office. Isaac Joshua - Renowned blockchain and investment executive. Enhanced RAIN Exposure Alpha - seeking strategy intended to generate accretive returns from active treasury management. Liquid Public Equity Liquid Nasdaq - listed RAIN treasury company. Partnership With RAIN Foundation Benefit from a core strategic relationship with RAIN’s foundation and ecosystem. Obtained exclusive option to acquire up to $918 million of RAIN, for a period of one year, at the average RAIN price for the 5 days pre announcement of the deal. RAIN.one 3

Transaction Overview

Equity Terms

Ticker / Issuer	Nasdaq: [TBD]
Type of Security	Common Equity PIPE
Target Total PIPE Size	Up to $250 Million
Anchor PIPE Participation	~$211 Million
PIPE Price	[TBD]
Pro Forma Ownership	~14% general PIPE investors; ~10% sponsor(1); ~68% anchor PIPE investors; and ~9% existing PubCo investors
Implied PIPE mNAV	Targeting ~0.95x(2)
Use of Proceeds	Purchase of $RAIN and general corporate purposes and working capital including 5% to fund PubCo operating business
Lock-Up	No lock-up for general PIPE investors For Token Factor and PIPE Anchors shares: • 20% of the shares will be available upon initial share registration • 80% of the shares will be locked-up for six months post offering date, after six months they vest on a straight-line basis daily for six months
BTIG Role	Sole Placement Agent and Financial Advisor
Company SEC Counsel	Greenberg Traurig, LLP
Company Israeli Counsel	FBC & Co.
Target Timing	PubCo wall cross on after market close Friday, November 21st with announcement on Monday, November 24th

(1) Inclusive of 9% for PIPE participation and 1% for warrants with a strike price equal to the PIPE offering price.
(2) Token Factory will contribute unlocked $RAIN tokens as a grant to achieve at 0.95x transaction valuation.

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Our Advisors Matteo advises PubCo on engaging sovereign wealth funds and governments to develop national crypto treasury strategies, including the adoption of the PubCo strategy. He brings decades of political leadership, international relations expertise, and high - level diplomatic access. Matteo Renzi Board Member, PubCo Member of the international council of JP Morgan. Promoting Growth and Capital Attracting global talent and investment. Infrastructure and Innovation Building foundations for digital economy. Fiscal Incentives Encouraging inclusion through fair taxation. International Partnerships Securing global, data - driven cooperation. Advisory and Finance Bridging policy with new - economy strategy. Held office as Prime Minister of Italy ( 2014 – 2016 ) and currently serves as Senator of Florence . RAIN.one 5 Senior Advisor to the Tony Blair Institute, focusing on governance and innovation. Member of the Board of Trustees of the Future Investment Initiative (FII) Institute.

Our Advisors



Ofer Malka

Strategy advisor, PubCo

Former CEO of the Israeli ministry of transport, has held senior roles as BD consultant, at Yandex/Nebius, JVP. His expertise spans strategic investment, technology growth, and high-level public sector management.



Amit Levin

Advisor

Former Global Investigator in Binance's Sanctions Department. advises on compliance, sanctions, and regulatory strategy.



Elli Köstinger

Advisor

Entrepreneur, Supervisory Board Member & Investor. Former Federal Minister of the Republic of Austria.



Isaac Joshua

Senior Investment Advisor

CEO of GEMS and formerly with eToro, brings extensive expertise in investment strategy, capital markets, and the blockchain industry.



Tiffany Ben Shimol

VP treasury operations, PubCo

Former head of risk in a global payment startup and a financial risk manager at a leading investment company. With 9 years of experience in blockchain, digital assets risk and compliance.



Eyal Milstein

COO - RAIN

6+ years of experience driving marketing, BD, and growth strategies across leading Web3 and crypto projects.



Muhammad Wasif

CTO - RAIN

Blockchain & multi-chain architect, with a strong focus on secure smart contracts using Solidity and Rust. Skilled in cross-chain interoperability.



Roy Shaham

CEO - RAIN

Entrepreneur building breakthrough products where incentives and community participation transform how people act, collaborate, and create value online.



Omer Himi

CMO - RAIN

Over 15 years of experience leading B2C and B2B marketing, business development, and public relations.

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Prediction Markets: How People Collectively Forecast the Future ● A prediction market is a platform that facilitates the trading of contracts whose value depends on the outcome of future events. ● Participants buy and sell shares tied to different possible results, allowing the market as a whole to estimate how likely various outcomes are — such as in sports, politics, or entertainment. ● Academic research suggests that prediction markets aggregate information from a variety of sources, which may reflect the market's collective probability and could be more accurate than a single source. ● These markets offer real - time and data - informed forecasts about how probable specific events are to occur. Real - time estimates, based on public data. RAIN.one 7

The Explosive Growth of Prediction Markets

Metric	Polymarket	Kalshi	Limitless Labs
Platform Type	Permissioned, crypto-native prediction market on Polygon.	US-regulated, centralized platform for event contracts.	An emerging challenger with a lot of potential to break into that top tier
Cumulative Trading Volume	$22.692 billion	$15.905 billion	$486.01 million
DEX Volume (over 30 days)	$3.472 billion	$4.427 billion	$89.93 million
Active Users	~300,000 (monthly average 2025)	~400,000 By Jul 2024	~37,000 By Oct 2025

Data provided by DefiLlama as of October 2025.

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Institutional Backing of Prediction Markets $2BN investment ($8BN valuation) of Intercontinental Exchange (ICE), the parent company of the New York Stock Exchange (NYSE) in Polymarket Kalshi’s $300MM financing ($5BN valuation) led by Andreessen Horowitz and Sequoia RAIN.one 9

YET, //01 Centralized prediction markets face challenges //02 //03 //05 //04 Regulatory restrictions KYC, licensing, and geo - blocks exclude many users. Centralized Market Barriers Users can’t freely launch markets, and outcomes often lack transparency. Centralized liquidity Markets stall without counterparties. Weak tokenomics Little to no value alignment between platforms and their communities. Poor UX Complex wallet interactions, gas fees, and friction discourage mass adoption. RAIN.one 10

The Macro Opportunity:

The Explosive Growth of **Decentralized exchanges**

We believe that DEX volume will outgrow centralized exchange (CEX) volume

Metric	Hyperliquid	Lighter	ASTER	UNISWAP
Platform Type	High-speed perpetuals DEX built on its own Layer 1 blockchain.	A DEX built with custom ZK infrastructure, inheriting Ethereum security and composability.	MEV-free, one-click trading with up to 1001x leverage in Simple Mode, and full-featured, pro-grade tools in Pro Mode.	The largest decentralized DEX, operating on Ethereum. Allows users anywhere in the world to trade crypto without an intermediary.
Recent Trading Volume (Over 30 days)	DEX Volume $8.96 billion Perp Volume $264.15 billion	Perp Volume $284.175 billion	DEX Volume $4.175 billion Perp Volume $313.324 billion	Dex Volume $102.515 billion
Total Value Locked (TVL)	$4.769 billion	$1.175 billion	$1.472 billion	$4.902 billion
Market Cap	$13.507 billion	No token	~$2.401 billion	$5.425 billion

Data provided by DefiLlama as of October 2025.

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RAIN is a fully decentralised predictions and options protocol built on the Arbitrum network. • The protocol is fully permissionless, allowing anyone to create and trade custom predictions on any market . • It is a protocol where anyone, from anywhere, can create any type of market, whether it's public or private, in any language. • Market outcomes are AI - resolved, and the platform is governed by the RAIN token, which features a built - in, deflationary Buyback & Burn mechanism. RAIN.one 12

THE RAIN OPPORTUNITY The Uniswap of prediction markets Implementing the concept of a DEX Users swap directly with one another - no exchange, no intermediaries, no gatekeepers. With an AMM - based liquidity mechanism Keeping every market active and tradable, no order books, no waiting. Liquidity is always available, rebalancing automatically as demand shifts . Into Prediction Markets Instead of trading currencies, you’re trading outcomes . each with its own secondary market for continuous trading as reality unfolds. Here, outcomes are the currency. RAIN.one 13

THE RAIN OPPORTUNITY The Uniswap of prediction markets: Borderless & user - friendly Built on Arbitrum, providing a trustless and decentralized foundation. The protocol is permissionless, enabling anyone to create and trade custom options. Fully automated through smart contracts. RAIN.one 14 Public market outcomes are AI - resolved, with disputes handled by decentralized human oracles.

Metric The Missing Link of Prediction Markets Disabled Disabled Market Creation English English Language Public Public Market type US only Restricted countries Restrictions Anyone can create Any language Public & Private Global Institutional and order book – based Order - book matching & centralized liquidity Liquidity Model AMM - style liquidity provision RAIN.one 15

Rain Protocol Applies a 5% Fee on the Total Volume of Each Market 2.5% for Participation Rewards This portion rewards key market participants: ● 1.2% to the Market Creator ● 1.2% to the Liquidity Provider(s) ● 0.1% to the Resolver 2 . 5 % for Buyback and Burn ● The remaining half of the fee is used to buy back $ RAIN tokens from the open market and permanently burn them ● This mechanism is designed to reduce the total supply of $RAIN over time RAIN.one 16

PubCo aims to drive shareholder value by becoming the largest corporate holder of RAIN and activating it for yield. PubCo will accelerate institutional adoption of RAIN as it becomes at the center of global prediction markets. RAIN.one 17

PubCo’s Yield Advantage PubCo seeks to outperform spot RAIN by capturing the full yield from staking and other sources. ● Utilization of Full staking, restaking and selective DeFi, seeking to generate superior RAIN yield per unit of risk. ● Execution efficiency via direct broker and custodian relationships. RAIN.one 18

PubCo’s Accumulation Advantage PubCo seeks to efficiently acquire RAIN at low blended cost of capital to enhance RAIN Concentration ● Institutional - grade capital structure with fully tradable float and no structural overhang. ● Accretive equity issuance capacity during periods of market premium. ● Active options market enhances institutional participation. RAIN.one 19

CONCLUSION Prediction markets are expected to mature into a legitimate asset class. RAIN provides direct exposure to this emerging sector. RAIN stands out compared to other players in the sector. Deflationary token economics strengthen the DAT strategy. PubCo is expected to be the world’s first and only RAIN treasury company. RAIN.one 20

Appendix RAIN.one 21

The Macro Opportunity: The Explosive Growth of Decentralized Exchanges DEXs are platforms that allow users to t rade digital assets directly with one another , without intermediaries like banks or centralized exchanges. AMM (Automated Market Maker) A core mechanism that powers most DEXs. Instead of matching individual buyers and sellers, an AMM uses shared pools of tokens funded by users called liquidity providers. RAIN.one 22

$3.337B Polymarket’s 30 day volume î 2.5% $83,425,000 buyback & burn of $RAIN Deflationary mechanism impact on $RAIN - simulation: Data provided by as of October 2025. RAIN.one 23

Notes Vesting Details Allocation Category Only 0.03% will be circulating by the end of the first month after TGE to ensure limited float and early protocol activity. 18 - month non - linear momentum vesting with monthly unlocks 1% Presale (Mercury Miner, Private Sale, Credit Refund) Full confidence in the project with 0% release at TGE. 8 - month cliff 8 - month vesting period 9% Strategic Sale Vesting - based rewards for those supporting early growth and long - term development. 18 - month vesting 10% Contributors, Advisors & Strategic Partners No tokens at launch. Multi - year vesting to ensure alignment and long - term commitment. 1 - month cliff 24 - month linear vesting with monthly unlocks 10% Team Used to fund operations, protocol development, marketing, campaigns, and user acquisition. 19 - month vesting Only 1% (of total supply) released at TGE 20% Marketing & Development Fund Supports liquidity provisioning, listings, and key exchange partnerships. No lockup or vesting, used upon need 15% Launchpad, Exchanges & Liquidity Providers Used to reward users, fund staking incentives, community grants, and ecosystem expansion. 12 - month linear vesting with monthly unlocks 15% Ecosystem Growth & Staking Protocol - owned tokens for future use, managed by multisig or DAO governance over time. 18 - month cliff 6 - month linear vesting with monthly unlocks 20% Reserve & Treasury RAIN Tokenomics Total supply – 1,149,977,917,045.5217 (1) | Circulating supply – 237,344,916,915.7106 (2) Data provided by (1) From supply.rain.one/totalsupply as of October 2025. (2) From supply.rain.one/circulatingsupply as of October 2025. RAIN.one 24

THE RAIN OPPORTUNITY DAT Strategy 1. Prediction Activity → Trading Volume Every market created, traded, or resolved on Rain generates transaction volume across the network. 2. Transaction Volume → 2.5% $RAIN Buyback & Burn 2 . 5 % of total trading volume automatically buys back and burns $ RAIN, permanently reducing supply . 3. Reduced Supply → Expected to Enhance Token Economics A smaller circulating supply expected to amplify the treasury’s performance. 5. Expanded Activity → More Burns & Revenue More activity creates more burns, more trading volume, and more treasury inflow. 4. Treasury Growth → Increased Market Confidence & Liquidity A robust treasury attracts more liquidity providers and institutional partners, expanding market volume and fee generation. RAIN.one 25

ROADMAP Q4 2025 Platform Maturation ● Official app launch ● Strategic partnerships and integrations ● In - app credits launch ● DAO governance rollout Q3 2025 Launch & Growth Security Audit Token Generation Event (TGE) Listings across tier - 1 CEXs Buyback & Burn mechanism Launch 2026 Ecosystem Expansion ● Cross - chain support ● Advanced analytics and discovery tools ● Institutional access & infrastructure RAIN.on e 26 RAIN.one